SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13 G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 11 )*


                           MARINA LIMITED PARTNERSHIP
                                (Name of Issuer)


                                  UTS LTD PART
                         (Title of Class of Securities)


                                   568088108
                                 (CUSIP Number)





Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover age.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            CUSIP NO. 568088108 13G

Name of Reporting Person: First Manhattan Co.
S.S. or I.R.S. Identification No. of above person: 13-1957714

2. Check the appropriate box if a member of a group:
(a) [ ]
(b) [ X ]

3. SEC Use Only

4. Citizenship or Place of Organization:
New York

Number of Shares Beneficially Owned by Each Reporting Person with:

5. Sole Voting Power:                        5,391


6. Shared Voting Power:                     12,700

7. Sole Dispositive Power:                   5,391


8. Shared Dispositive Power:                12,700


9. Aggregate Amount Beneficially Owned by
Each Reporting Person:                      18,091 **


10. Check Box If The Aggregate Amount in Row (9) excludes Certain Shares [ ]


11. Percent of Class Represented by Amount in Row 9: 3.8%


12. Type of Reporting Person:

BD, IA, PN


(** includes 12,700 shares owned by family members of General Partners of First Manhattan Co. which are being reported for informational purposes.
First Manhattan Co. disclaims dispositive power as to 12,700 shares.)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                      13G

Item 1(a) Name of Issuer:                          MARINA LIMITED PARTNERSHIP

Item 1(b) Address of Issuer's Principal Executive Offices:
                                                   11691 FALL CREEK RD.
                                                   INDIANAPOLIS, IN 46256

Item 1(d) Title of Class of Securities:            UTS LTD PART

Item 1(e) CUSIP Number:                            568088108

Item 2(a) Name of Person Filing:                   First Manhattan Co.

Item 2(b) Address of Principal Business Office:    437 Madison Avenue
                                                   New York, NY 10022

Item 2(c) Citizenship:                             U.S.A.

Item 3 Check whether the person filing is a:

Item 3(a) x Broker or Dealer registered under Section 15 of the Act.

Item 3(d) x Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940.

Item 3(b) (c) (e) (f) (g) (h) - not applicable.

Item 4(a) Amount Beneficially Owned:               18,091**

Item 4(b) Percent of Class:                        3.8%

Item 4(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote 5,391

(ii) shared power to vote or to direct the vote 12,700

(iii) sole power to dispose or to direct the disposition of 5,391

(iv) shared power to dispose or to direct the disposition 12,700

Item 5 Ownership of Five Percent or Less of Class: [ X ]

Item 6 Ownership of More than Five Percent on Behalf of Another Person:
                              N/A

(** includes 12,700 shares owned by family members of General Partners of First Manhattan Co. which are being reported for informational purposes.
First Manhattan Co. disclaims dispositive power as to 12,700 shares.)



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                      13G






Item 7 Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent
Holding Company.
                         Not applicable

Item 8 Identification and Classification of Members of the Group.
                         Not applicable

Item 9 Notice of Dissolution of Group.
                         Not applicable

Item 10 Certification.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





JANUARY 9, 1998
Date




Signature

Neal K. Stearns, General Partner
Name/Title